UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53872

GOLD TORRENT, INC.

(Exact Name of Registrant as Specified in its Charter)

960 Broadway Avenue, Suite 530

Boise Idaho. 83706

(208) 343-1413

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: one (1)*

*

Pursuant to an agreement and plan of merger by and among Gold Torrent, Inc., Gold Torrent (Canada) Inc. and GTOR Merger Co., Gold Torrent, Inc. merged with GTOR Merger Co., a Nevada corporation and a wholly-owned subsidiary of Gold Torrent (Canada) Inc., resulting in Gold Torrent, Inc., becoming a wholly-owned subsidiary of Gold Torrent (Canada) Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Gold Torrent, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GOLD TORRENT (CANADA) INC.

Date: March 6, 2018	By:	/s/ Alexander Kunz
	Name:	Alexander Kunz
	Title:	Chief Financial Officer

2